SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

November 17, 2005

SCITEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to this Form 6-K, and incorporated herein, is the Registrant’s press release dated November 16, 2005, announcing Third Quarter 2005 Results.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

November 17, 2005

NEWS

FOR IMMEDIATE RELEASE

Scitex Announces Third Quarter 2005 Results

—	Scitex Achieved Quarterly Net Income of $3.4 million
—	Scitex Vision Achieved Record Quarterly Revenues of $40 million
—	Scitex Vision Completed the Sale of its Business to HP on November 1, 2005

Tel Aviv, Israel - November 16, 2005. Scitex Corporation Ltd. (NASDAQ & TASE: SCIX) today announced financial results for the third quarter ended September 30, 2005.

Results of Operations

For the third quarter of 2005, revenues were $40.0 million, an increase of 22.3% from $32.7 million in the third quarter of 2004. The Company had operating income for the quarter of $3.4 million, compared to operating income of $1.7 million for the third quarter of 2004. Net income for the third quarter of 2005 amounted to $3.4 million compared to net income of $1.1 million in the third quarter of 2004.

Balance Sheet

On a consolidated basis, cash, cash equivalents and short-term investments at the end of the third quarter of 2005 were $141.3 million, compared to $141.0 million at the end of the second quarter of 2005 (both figures exclude restricted deposits of $13.0 million at Scitex Vision and $5.0 million retained in a custodial account in connection with the sale by Scitex of the operations of Scitex Digital Printing). Cash, cash equivalents and short-term investments at the end of the third quarter of 2005 held only by Scitex Corporation and its wholly-owned subsidiaries amounted to $134.6 million (excluding the above-described $5.0 million retained in a custodial account). In addition to the said $134.6 million, as previously reported, in the contemplated distribution to all of Scitex Vision’s shareholders of the sale proceeds received by Scitex Vision from HP, Scitex Corporation is expected to receive in the aggregate approximately $100-110 million (excluding its share of $24.0 million held in escrow in connection with the transaction), after the payment by Scitex Vision of retained liabilities to third-parties, certain taxes, transaction-related and liquidation payments, and other fees and expenses.

Trade receivables increased to $38.5 million at the end of the third quarter from $35.3 million as of the end of the previous quarter, and inventory increased to $40.3 million from $39.3 million as of the end of the previous quarter, both due to increased business activities.

Scitex Vision

As previously reported, Scitex Vision completed the sale of its business to HP on November 1, 2005. The financial implications of the transaction on Scitex Corporation’s financial statements will be reflected in the fourth quarter results, so that the assets, liabilities, and the results of operations, as well as the gain from the sale, will be classified as discontinued operations in Scitex Corporation’s consolidated financial statements.

During the third quarter of 2005, being the last quarter that Scitex Vision was an independent operating company of Scitex Corporation, it achieved record quarterly revenues for the eleventh consecutive quarter. Scitex Vision’s revenues for the third quarter of 2005 were $40.0 million, an increase of 22.3% from $32.7 million in the corresponding quarter of 2004 and an increase of 6.0% from $37.7 million in the second quarter of 2005. Scitex Vision’s operating income in the third quarter of 2005 was $5.1 million, compared to $3.7 million in the third quarter of 2004 and $3.6 million in the second quarter of 2005. Scitex Vision’s net income was $2.4 million in the third quarter of 2005, compared to $2.3 million in the third quarter of 2004 and $2.9 million in the second quarter of 2005. Geographically, revenues were relatively balanced this quarter, with the Americas and Europe contributing 34% each, and the rest of the world accounting for 32%.

Cash, cash equivalents and short-term investments of Scitex Vision at the end of the third quarter of 2005 amounted to $19.4 million (including the $13.0 million of restricted deposits), bringing the net debt of Scitex Vision to third parties, primarily bank borrowings, to approximately $22.4 million.

Objet Geometries Ltd.

As previously reported, in June 2005 Scitex sold all of its holdings in Objet Geometries Ltd. to several other shareholders of Objet for $3.0 million in cash, payable in two installments (the first of which, in the amount of $1.0 million, was received at closing). Additional contingent consideration will be paid to Scitex should Objet undergo specified “exit events” prior to the end of 2007. In October 2005, Scitex received the second installment of $2.0 million, which was recognized as a “gain from sale of an associated company” in the third quarter.

Management Comments

Raanan Cohen, President and CEO of Scitex, commented: “The sale of the business of Scitex Vision to Hewlett-Packard was another value-creating transaction for our shareholders, and, together with the sale of the business of Scitex Digital Printing to Eastman Kodak at the beginning of last year and other smaller transactions, marked notable value creation over the last couple of years. Following the closing of the Scitex Vision transaction, Scitex Corporation is continuing to explore and consider strategic alternatives relating to its remaining holdings, as well as to other investments or opportunities.”

2

Conference Call
Scitex will be holding a conference call to discuss its third quarter 2005 results on Thursday, November 17, 2005 at 10:00 a.m. EST (7:00 a.m. Pacific time, 3:00 p.m. GMT, 5:00 p.m. Israel time). All interested parties will have the opportunity to listen to a live simultaneous Webcast of the conference call by connecting online through www.scitex.com. A replay of the conference call will be available shortly after the call during the seven days following the conference call (until midnight, November 24, 2005) at the following numbers:

US:	1 800 475-6701

Intl:	1 320 365-3844

Access code:	801787

Scitex Corporation Ltd.

Scitex Corporation shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.scitex.com.

Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) our absence of significant operations following the sale of the business of Scitex Vision and uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities, (2) the fact that our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or PFIC, (3) risks in product and technology development, (4) market acceptance of new products and continuing product demand, (5) the impact of competitive products and pricing, (6) changes in domestic and foreign economic and market conditions, (7) timely development and release of new products by strategic suppliers, (8) the impact of the Company’s accounting policies, (9) risks relating to pursuing strategic alternatives, (10) the risks and uncertainty of outcome of shareholder litigation, (11) risks and uncertainties associated with the tax and accounting consequences of the sale of the business of Scitex Vision, (12) risks and uncertainties relating to the Company’s plans for its financial assets following the sale of Scitex Vision, and (13) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission, including without limitation, those set forth under such headings as “Risk Factors” and “Trend Information” in the Company’s Annual Report on Form 20-F. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Contact

Scitex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5884
E-mail:	yahel.shachar@scitex.co.il

(Tables to Follow)

3

CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)

	September 30 2005	December 31 2004

Assets

Current assets:
Cash and cash equivalents	$79,985	$85,892
Short-term investments	61,350	56,693
Restricted deposits	17,998	18,000

Total cash and short-term investments	159,333	160,585

Trade receivables	38,521	32,792
Other receivables	8,328	7,369
Inventories	40,284	36,726
Deferred income taxes	201	758

	246,667	238,230

Investments and other non-current assets	4,542	9,987

Property plant and equipment - net	9,999	9,147

Goodwill and other intangible assets - net	15,022	15,996

	$276,230	$273,360

Liabilities and Shareholders' Equity

Current liabilities:
Short term bank credit and loans including current maturities	$32,170	$34,312
Trade payables	17,364	21,877
Income taxes payable	16,774	16,437
Accrued and other liabilities	25,667	22,970
Current liabilities related to discontinued operation	1,235	2,193

	93,210	97,789

Long-term liabilities:
Loans from banks	7,041	8,802
Loans from other	2,622	2,540
Liability for employee rights upon retirement	4,003	4,178

	13,666	15,520

Long term loans from related parties, convertible into share of subsidiary	1,650	1,551

Minority interest	6,069	4,226

	114,595	119,086
Shareholders' equity:
Share capital	6,205	6,205
Capital surplus	279,007	278,812
Accumulated other comprehensive loss	(1,012)	(327)
Deferred stock compensation	(575)	(517)
Accumulated deficit	(89,690)	(97,599)
Treasury shares, at cost	(32,300)	(32,300)

	161,635	154,274

	$276,230	$273,360

SCITEX CORPORATION LTD. (AN ISRAELI CORPORATION) AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. Dollars in thousands, except per share data)

	Quarter ended September, 30
	2005	2004
	(Unaudited)	(Unaudited)

Revenues
Products	$23,196	$19,562
Services and supplies	16,768	13,109

Total revenues	39,964	32,671

Cost of revenues
Cost of products	13,916	11,200
Cost of services and supplies	9,506	6,136

Total cost of revenues	23,422	17,336

Gross profit	16,542	15,335

Expenses
Sales & marketing	4,397	4,691
General & administrative	4,227	3,929
Research & development, net	3,321	3,468
Amortization of intangible assets	1,157	1,522

Operating income	3,440	1,725

Financial income (expenses) - net	429	(22)
Other income - net	141	586

Income before taxes on income	4,010	2,289

Taxes on income	(2,054)	(551)

	1,956	1,738

Gain from sale / Share in results of associated company	2,000	(145)
Minority interest in results of a subsidiary	(580)	(494)

Net Income from continuing operations	3,376	1,099

Earning per share - basic:	$0.09	$0.03

Earning per share - diluted:	$0.09	$0.03

Weighted average number of shares used in computation of EPS (in thousands)
Basic:	38,066	38,066

Diluted:	38,134	38,066

Scitex Vision Ltd.

US Dollar in Thousands

	Three months ended September, 30
	2005	2004
	Unaudited	Unaudited

Revenues
Products	23,196	19,562
Services and Supplies	16,768	13,109

Total Revenues	39,964	32,671

Gross Profit	16,542	15,336

Expenses:
S,G&A	7,851	7,807
Research & Development	2,793	2,941
Amortization of Intangibles	800	932

	11,444	11,680

Operating Income	5,098	3,656

Financial expenses	(829)	(949)
Other income, net	0	95
Taxes on Income	(1,822)	(531)

Net Income	2,447	2,271